                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                         Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

                For the Years Ended December 31, 1998 and 1997
                         Commission File Number 1-4166

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full name of plan)

                             FRONTIER CORPORATION
                         (Name of issuer of securities
                          held pursuant to the plan)

                           180 South Clinton Avenue
                        Rochester, New York 14646-0700
                   (Address of principal executive offices)

                             REQUIRED INFORMATION


    Index to Financial Statements and Schedules                     Page 1
    Report of Independent Accountants                               Page 2
    Statements of Net Assets Available for Benefits, with
    Fund Information at December 31, 1998 and 1997                  Pages 3 - 4
    Statement of Changes in Net Assets Available for Benefits,
     with Fund Information for the Year Ended December 31, 1998     Page 5
    Notes to Financial Statements                                   Pages 6 - 9
    Schedule of Assets Held for Investment Purposes                 Schedule I
    Schedule of Loans or Fixed Income Obligations                   Schedule II
    Schedule of Reportable Transactions                             Schedule III

The following exhibit is filed as part of this Report.

    Consent of Independent Accountants

Upstate Cellular Network
Employees' Retirement
Savings Plan
Financial Statements
December 31, 1998 and 1997

Upstate Cellular Network
Employees' Retirement Savings Plan
Index to Financial Statements                                             Page 1
--------------------------------------------------------------------------------





Report of Independent Accountants                                   Page 2


Statements of Net Assets Available for Benefits, with
Fund Information at December 31, 1998 and 1997                      Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits,
with Fund Information for the Year Ended December 31, 1998          Page 5


Notes to Financial Statements                                       Pages 6 - 9


Line 27a-Schedule of Assets Held for Investment Purposes            Schedule I


Line 27b-Schedule of Loans or Fixed Income Obligations              Schedule II


Line 27d-Schedule of Reportable Transactions                        Schedule III




                                 * * * * * * *





* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



February 26, 1999

To the Participants and Administrator of the Upstate Cellular Network
Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Upstate Cellular Network Employees' Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The fund information in the statements of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP

Upstate Cellular Network
Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information     Page 3
--------------------------------------------------------------------------------

                                                                       Fund Information at December 31, 1998
                                                -----------------------------------------------------------------------------------
                                                                                 Participant Directed
                                                -----------------------------------------------------------------------------------
                                                Fund A        Fund B        Fund C         Fund D         Fund E         Fund F
                Assets
Investments, at fair value:
    Registered investment companies -
      Putnam Income Fund                        $ 427,868
      Putnam Global Growth Fund                              $ 1,110,768
      Putnam Voyager Fund                                                  $ 2,196,248
      Putnam Fund for Growth and Income
      Putnam Asset Allocation Fund
       Balanced Portfolio
    Common trust -
      Putnam S & P 500 Index Fund                                                                        $ 1,276,317
    Stable Value Fund                                                                     $ 1,032,858
    Frontier Corporation Common Stock                                                                                  $ 1,779,142
    Participant loans
                                                ---------    -----------   -----------    -----------    -----------   -----------
         Total investments                        427,868      1,110,768     2,196,248      1,032,858      1,276,317     1,779,142
                                                ---------    -----------   -----------    -----------    -----------   -----------

Receivables:
    Participants' contributions
    Employer's contributions
         Total receivables
Net assets available for benefits               $ 427,868    $ 1,110,768   $ 2,196,248    $ 1,032,858    $ 1,276,317   $ 1,779,142
                                                =========    ===========   ===========    ===========    ===========   ===========

                                                              Fund Information at December 31, 1998
                                                  -------------------------------------------------------------
                                                                      Participant Directed
                                                  -------------------------------------------------------------
                                                                          Participant
                                                    Fund G       Fund H      Loans        Other         Total
                                                  -------------------------------------------------------------
                Assets
Investments, at fair value:
    Registered investment companies -
      Putnam Income Fund                                                                             $  427,868
      Putnam Global Growth Fund                                                                       1,110,768
      Putnam Voyager Fund                                                                             2,196,248
      Putnam Fund for Growth and Income           $ 136,174                                             136,174
      Putnam Asset Allocation Fund
       Balanced Portfolio                                      $ 23,317                                  23,317
    Common trust -
      Putnam S & P 500 Index Fund                                                                     1,276,317
    Stable Value Fund                                                                                 1,032,858
    Frontier Corporation Common Stock                                                                 1,779,142
    Participant loans                                                      $334,185                     334,185
                                                  ---------    --------    --------                  ----------
         Total investments                          136,174      23,317     334,185                   8,316,877
                                                  ---------    --------    --------                  ----------

Receivables:
    Participants' contributions                                                        $  66,338         66,338
    Employer's contributions                                                             280,082        280,082
                                                                                       ---------     ----------
         Total receivables                                                               346,420        346,420
                                                                                       ---------     ----------
Net assets available for benefits                 $ 136,174    $ 23,317    $334,185    $ 346,420     $8,663,297
                                                  =========    ========    ========    =========     ==========

  The accompanying notes are an integral part of these financial statements.

Upstate Cellular Network
Employees' Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits,
 with Fund Information                                                    Page 4
--------------------------------------------------------------------------------

                                                               Fund Information at December 31, 1997
                                            -------------------------------------------------------------------------
                                                                       Participant Directed
                                            -------------------------------------------------------------------------
                                             Fund A       Fund B       Fund C       Fund D      Fund E       Fund F
                 Assets
Investments, at fair value:
    Registered investment companies -
      Putnam Income Fund                    $368,525
      Putnam Global Growth Fund                          $744,037
      Putnam Voyager Fund                                            $1,498,264
      Putnam Fund for Growth and Income
      Putnam Asset Allocation Fund
       Balanced Portfolio
    Common trust -
      Putnam S & P 500 Index Fund                                                              $832,407
    Stable Value Fund                                                              $886,029
    Frontier Corporation Common Stock                                                                      $1,083,971
    Participant loans
                                            --------     --------    ----------    --------    --------    ----------
         Total investments                   368,525      744,037     1,498,264     886,029     832,407     1,083,971
                                            --------     --------    ----------    --------    --------    ----------

Receivables:
    Participants' contributions
    Employer's contributions
         Total receivables

Net assets available for benefits           $368,525     $744,037    $1,498,264    $886,029    $832,407    $1,083,971
                                            ========     ========    ==========    ========    ========    ==========


                                                              Fund Information at December 31, 1997
                                                    ------------------------------------------------------
                                                                      Participant Directed
                                                    ------------------------------------------------------
                                                                       Participant
                                                    Fund G     Fund H    Loans       Other        Total
                 Assets
Investments, at fair value:
    Registered investment companies -
      Putnam Income Fund                                                                        $  368,525
      Putnam Global Growth Fund                                                                    744,037
      Putnam Voyager Fund                                                                        1,498,264
      Putnam Fund for Growth and Income             $1,885                                           1,885
      Putnam Asset Allocation Fund
       Balanced Portfolio                                     $ 300                                    300
    Common trust -
      Putnam S & P 500 Index Fund                                                                  832,407
    Stable Value Fund                                                                              886,029
    Frontier Corporation Common Stock                                                            1,083,971
    Participant loans                                                   $290,550                   290,550
                                                    ------     ----     --------                ----------
         Total investments                           1,885      300      290,550                 5,705,968
                                                    ------     ----     --------                ----------


Receivables:
    Participants' contributions                                                     $ 74,591        74,591

    Employer's contributions                                                          52,420        52,420
                                                                                    --------    ----------
         Total receivables                                                           127,011       127,011
                                                                                    --------    ----------
Net assets available for benefits                   $1,885     $300     $290,550    $127,011    $5,832,979
                                                    ======     ====     ========    ========    ==========

  The accompanying notes are an integral part of these financial statements.

Upstate Cellular Network
Employees' Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information                                                   Page 5
--------------------------------------------------------------------------------

                                                                  Fund Information at December 31, 1998
                                           -----------------------------------------------------------------------------
                                                                        Participant Directed
                                           -----------------------------------------------------------------------------
                                            Fund A      Fund B         Fund C       Fund D       Fund E         Fund F
Additions
Additions to net assets attributed to:
    Investment income -
      Interest and dividends               $ 25,120   $   32,407     $  148,364   $   58,726                  $   44,118
      Realized gain (loss), net                 682        7,063         40,538                $   55,396         56,955
      Net appreciation (depreciation) in
       fair value of investments            (11,789)     196,427        224,284                   210,535        429,126
      Participant loan interest income
      Other income                               66          231            336          114          178            233
    Contributions -
      Participants' contributions            62,425      171,306        346,543      106,448      205,998        155,134
      Employer's contributions               24,685       63,622        124,910       63,658       66,532        126,862
                                           --------   ----------     ----------   ----------   ----------     ----------
        Total additions                     101,189      471,056        884,975      228,946      538,639        812,428
                                           --------   ----------     ----------   ----------   ----------     ----------
Deductions
Deductions from net assets attributed to:
    Benefits paid to participants            39,205       94,103        206,507       95,876      102,566        183,072
    Other expense                                87          230            442          301          206            257
                                           --------   ----------     ----------   ----------   ----------     ----------
        Total deductions                     39,292       94,333        206,949       96,177      102,772        183,329
                                           --------   ----------     ----------   ----------   ----------     ----------
Net increase prior to fund transfers         61,897      376,723        678,026      132,769      435,867        629,099
Interfund transfers, net                    (10,976)        (289)        11,602      (16,383)      47,526         (9,058)
Transfers from (to) other plans               8,422       (9,703)         8,356       30,443      (39,483)        75,130
                                           --------   ----------     ----------   ----------   ----------     ----------
        Net increase                         59,343      366,731        697,984      146,829      443,910        695,171

Net assets available for benefits:
    Beginning of year                       368,525      744,037      1,498,264      886,029      832,407      1,083,971
                                           --------   ----------     ----------   ----------   ----------     ----------
    End of year                            $427,868   $1,110,768     $2,196,248   $1,032,858   $1,276,317     $1,779,142
                                           ========   ==========     ==========   ==========   ==========     ==========



                                                            Fund Information at December 31, 1998
                                                -------------------------------------------------------------
                                                                   Participant Directed
                                                -------------------------------------------------------------
                                                                     Participant
                                                 Fund G     Fund H      Loans       Other        Total
Additions
Additions to net assets attributed to:
    Investment income -
      Interest and dividends                    $ 10,767   $    590                                $  320,092
      Realized gain (loss), net                     (189)       (54)                                  160,391
      Net appreciation (depreciation) in
       fair value of investments                     634      1,000                                 1,050,217
      Participant loan interest income                                  $  20,545                      20,545
      Other income                                     8                                                1,166
    Contributions -
      Participants' contributions                 58,183     10,041                  $  66,338      1,182,416
      Employer's contributions                    15,712      2,977                    280,082        769,040
                                                --------   --------     ---------    ---------     ----------
        Total additions                           85,115     14,554        20,545      346,420      3,503,867
                                                --------   --------     ---------    ---------     ----------
Deductions
Deductions from net assets attributed to:
    Benefits paid to participants                    878      1,656        17,966                     741,829
    Other expense                                     26          3                                     1,552
                                                --------   --------     ---------    ---------     ----------
        Total deductions                             904      1,659        17,966                     743,381
                                                --------   --------     ---------    ---------     ----------
Net increase prior to fund transfers              84,211     12,895         2,579      346,420      2,760,486
Interfund transfers, net                          50,069     10,122        44,398     (127,011)
Transfers from (to) other plans                        9                   (3,342)                     69,832
        Net increase                             134,289     23,017        43,635      219,409      2,830,318
                                                --------   --------     ---------    ---------     ----------
Net assets available for benefits:
    Beginning of year                              1,885        300       290,550      127,011      5,832,979
                                                --------   --------     ---------    ---------     ----------
    End of year                                 $136,174   $ 23,317     $ 334,185    $ 346,420     $8,663,297
                                                ========   ========     =========    =========     ==========


The accompanying notes are an integral part of these financial statements.

Upstate Cellular Network
Employees' Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 1998 and 1997                                    Page 6
--------------------------------------------------------------------------------


1. Description of the Plan

   The Upstate Cellular Network Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of the Upstate Cellular Network (the "Company") effective July 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The Company is a 50/50 joint venture partnership between Frontier Corporation and Bell Atlantic Mobile.

   During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers from other plans.

   Participation
   The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees and employees in any unit covered by a collective bargaining agreement. Eligibility begins on the first of the month following 30 days of employment.

   Administration
   The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

   Funding Policy
   Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

     Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

     Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

     Fund C - Putnam Voyager Fund - Funds are invested in emerging growth stock and opportunity stocks.

     Fund D - Stable Value Fund - Funds are invested in a diversified portfolio of high-quality stable value investments offering price stability and liquidity.

     Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

     Fund F - Frontier Corporation Common Stock - Funds are invested in common stock of Frontier Corporation.

     Fund G - Putnam Fund for Growth and Income - Funds are primarily invested in common stocks.

     Fund H - Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in stocks, bonds and money market instruments.

   The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the Plan does not record activity on a unit value basis.

   The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

   Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

   Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation. In 1997, compensation was capped at $3,000. During 1998, this cap was eliminated. In addition, each payroll period, the Company contributes.5% of the payroll period compensation for each of its employees who is a participant in the Plan. The Plan also has a profit sharing contribution potential based on Company performance. In 1998, an additional 1.5% of employee compensation was contributed under the profit sharing terms. Employer contributions are made in cash and invested based on employee elections.

   Vesting
   Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. The Plan has a vesting period for Company contributions of six months of credited service. Forfeited nonvested amounts are used to reduce future employer contributions.

   Payment of Benefits
   Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59-1/2, but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

   If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under
   Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, the balance must be cashed out as soon as administratively practicable.

   Individual Participant Loans
   Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current Plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1998, $184,240 in loans were disbursed and principal repayments of $139,842 were made.

   Plan Termination
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

   The financial statements have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

   Contributions and Benefits Paid
   Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

   Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F. Purchases and sales of securities are recorded on the trade date.

   Administrative Expenses
   Significant expenses associated with the Plan are paid by the Company.

   Valuation of Investment Assets
   Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common trust funds are stated at estimated fair values which represent the net asset value of shares held by the Plan at year end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1998 and 1997.

3. Party-in-Interest Transactions

   The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

   As of December 31, 1998 and 1997, the Plan held 52,328 and 45,048 shares of Frontier Corporation common stock at a fair market value of $1,779,142 and $1,083,971, respectively. Of these shares, 4,831 were contributed by the Company during the Plan year ended December 31, 1998, for all of the Company's contribution categories. During the Plan year ended December 31, 1998, 19 shares of Frontier Corporation common stock were distributed to participants.

4. Federal Income Tax Status

   The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Upstate Cellular Network
Employees' Retirement Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes            Schedule I
--------------------------------------------------------------------------------

                                                                                                            Current
                                                                      Number                                value at
                                                                        of                                December 31,
Description/Issuer                                                    shares              Cost                1998

Interests in Registered Investment Companies:
    * Putnam Income Fund                                               61,831          $  427,454          $  427,868
    * Putnam Global Growth Fund                                        89,218             949,127           1,110,768
    * Putnam Voyager Fund                                             100,194           1,698,406           2,196,248
    * Putnam Fund for Growth and Income                                 6,646             135,610             136,174
    * Putnam Asset Allocation Fund Balanced
       Portfolio                                                        1,941              22,324              23,317
                                                                                       ----------          ----------
        Total interests in registered investment companies                              3,232,921           3,894,375
                                                                                       ----------          ----------
Common Trust:
    * Putnam S & P 500 Index Fund                                      44,117             765,867           1,276,317
                                                                                       ----------          ----------
Common Stock:
    * Frontier Corporation                                             52,328           1,314,460           1,779,142
                                                                                       ----------          ----------

Participant Loans:
    Participant loan accounts (rate 6.0% - 9.0%)
     (maturities range 1999 - 2023)                                                       334,185             334,185
                                                                                       ----------          ----------

Insurance Company Pooled Separate Account:
    Stable Value Fund                                                                   1,032,858           1,032,858
                                                                                       ----------          ----------


Total investments                                                                      $6,680,291          $8,316,877
                                                                                       ==========          ==========

* Denotes party-in--interest

Upstate Cellular Network
Employees' Retirement Savings Plan
Line 27b - Schedule of Loans or Fixed Income Obligations             Schedule II
--------------------------------------------------------------------------------

                                                                            Unpaid
                                  Original     Amount received during      balance
   Identity and                    amount          reporting year         at end of        Description          Amount Overdue
address of obligor                of loan      Principal     Interest        year            of loan        Principal     Interest

Boechel, David E.
  55 Hi-View Terrace
  West Seneca, NY 14224          $ 5,000.00       $ -           $ -       $ 2,524.66     Participant Loan   $ 2,524.66        N/A

Bodamer, Albert T.
  415 Hepplewhite Drive
  Alpharetta, NY 30202           $ 9,533.04       $ -           $ -       $ 5,123.44     Participant Loan   $ 5,123.44        N/A

Pascucci, Margaret A.
  14 Midwood Drive
  Binghamton, NY 13903           $ 1,500.00       $ -           $ -       $ 1,216.76     Participant Loan   $ 1,216.76        N/A

Pascucci, Margaret A.
  14 Midwood Drive
  Binghamton, NY 13903           $ 2,200.00       $ -           $ -       $ 2,200.00     Participant Loan   $ 2,200.00        N/A

Cooper, James S.
  19 Carla Lane
  West Seneca, NY 14224          $ 2,900.00       $ -           $ -       $ 2,380.85     Participant Loan   $ 2,380.85        N/A

Selva, Louis
  111 Tennyson Avenue
  Buffalo, NY 14216              $ 10,553.85      $ -           $ -       $ 10,453.41    Participant Loan   $ 10,453.41       N/A

Burns, Thomas J.
  15 Menlo Place
  Rochester, NY 14620            $ 1,513.00       $ -           $ -       $ 1,513.00     Participant Loan   $ 1,513.00        N/A

Evans, Bennie M.
  7 Madison Street #2
  Rochester, NY 14608            $ 1,400.00       $ -           $ -       $ 1,400.00     Participant Loan   $ 1,400.00        N/A


Upstate Cellular Network
Employees' Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions                      Schedule III
--------------------------------------------------------------------------------


                                                                                                             Expense
                                                           Number                                            incurred
    Identity of                    Description               of        Purchase       Selling     Lease        with
   party involved                    of asset            transactions    price         price      rental    transaction

Series of Transactions:

Putnam Global Growth Fund*    Registered Investments         112       $ 345,757       N/A         N/A          N/A

Putnam Global Growth Fund*    Registered Investments          91         N/A         $ 182,517     N/A          N/A

Putnam Voyager Fund*          Registered Investments         124         799,333       N/A         N/A          N/A

Putnam Voyager Fund*          Registered Investments         117         N/A           366,171     N/A          N/A

Stable Value Fund             Insurance Company
                                Pooled Separate Account      168         383,853       N/A         N/A          N/A

Stable Value Fund             Insurance Company
                                Pooled Separate Account      113         N/A           237,024     N/A          N/A

Putnam S & P 500 Index Fund*  Common Trust                   116         382,914       N/A         N/A          N/A

Putnam S & P 500 Index Fund*  Common Trust                    80         N/A           204,883     N/A          N/A

Frontier Corporation*         Common Stock                   116         574,206       N/A         N/A          N/A

Frontier Corporation*         Common Stock                   149         N/A           365,115     N/A          N/A


                                                Current value
                                                 of asset on         Net
    Identity of                    Cost of       transaction        gain
   party involved                   asset           date           (loss)

Series of Transactions:

Putnam Global Growth Fund*          $ 345,757     $ 345,757        $    -

Putnam Global Growth Fund*            175,454       182,517          7,063

Putnam Voyager Fund*                  799,333       799,333              -

Putnam Voyager Fund*                  325,633       366,171         40,538

Stable Value Fund                     383,853       383,853              -

Stable Value Fund                     237,024       237,024              -

Putnam S & P 500 Index Fund*          382,914       382,914              -

Putnam S & P 500 Index Fund*          149,487       204,883         55,396

Frontier Corporation*                 574,206       574,206              -

Frontier Corporation*                 308,160       365,115         56,955


*  Denotes party-in-interest